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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __) *

                      FIRST KANSAS FINANCIAL CORPORATION
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)


                                   320651102
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                                 (CUSIP Number)

                             GILBERT H. DAVIS, ESQ.
                          SIMS MOSS KLINE & DAVIS LLP
                      400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                             ATLANTA, GEORGIA 30328
                                 (770) 481-7200
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                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 JUNE 29, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

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13D
CUSIP No.320651102

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 1  NAME OF REPORTING PERSON:

    Bradford M. Johnson

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [x]

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS:  PF, BK


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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                      ----------------------------------------------------------
    NUMBER OF          7  SOLE VOTING POWER:                  144,200
      SHARES          ----------------------------------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER:                NONE
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER:             144,200
   REPORTING          ----------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:           NONE
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  144,200

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    9.3%

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14  TYPE OF REPORTING PERSON:   IN

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ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement relates to shares of the Common Stock, par value $0.10 per share, of First Kansas Financial Corporation (the "Company"). The Company has its principal executive offices at 600 Main Street, Osawatomie, Kansas 66064.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This Statement is filed by Mr. Bradford M. Johnson ("Mr. Johnson"), an individual whose business address is Post Office Box 8208, Shawnee Mission, Kansas 66208-0208. Mr. Johnson's principal occupation is serving as a financial consultant on banking-related matters. Mr. Johnson is a citizen of the United States of America.

          Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The funds used to acquire the shares of the Company stock described in
Item 5 below were taken from Mr. Johnson's personal funds, and borrowed through existing borrowing arrangements with Mercantile Bank of Kansas. Such loans have been obtained in the ordinary course of business pursuant to standard loan agreements and are secured in part by securities, including shares of the Company stock, owned by Mr. Johnson. A copy of the Revolving Loan Agreement between Mr. Johnson and Mercantile Bank of Kansas is filed with this Schedule as
Exhibit 7.1, which exhibit is incorporated in response to this Item 3 by this reference.

          In the event Mr. Johnson determines to purchase additional shares of the Company stock, it is currently contemplated that he will use personal funds and/or funds borrowed through his existing borrowing arrangements. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Mr. Johnson has acquired the shares of the Company stock indicated herein for investment in the ordinary course of his businesses consistent with the belief that the value of the Company stock exceeded that reflected in the respective market prices of the Company stock on the dates of such purchases. Mr. Johnson may elect to acquire additional shares of the Company stock or to sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

          While he reserves the right to develop plans or proposals in the future regarding the following items, at the present time Mr. Johnson has no plans or proposals which relate to or would result in any of the following:

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          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (3) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) Any material change in the present capitalization or dividend policy of the Company;

          (5) Any other material change in the Company's business or corporate structure;

          (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (9) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Under the rules and regulations of the Securities and Exchange Commission, Mr. Johnson may be deemed to be the beneficial owner of a total of 144,200 shares of the Company stock, representing approximately 9.3% of the issued and outstanding shares of the Company. Mr. Johnson currently has sole power to direct the voting and disposition of all such shares.

          The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 1,553,938 outstanding shares of Company stock as of July 1, 1998, as indicated by information supplied by the Company as of that date.

          During the past 60 days, Mr. Johnson has engaged in the following transactions in shares of the Company stock:

                         NO. OF SHARES             PRICE
DATE                    PURCHASED/(SOLD)         PER SHARE
--------------          ----------------         ---------

    06/29/98                 105,000               $12.37
    06/30/98                   4,000               $12.375
    07/01/98                   2,000               $12.25

    07/06/98                  14,900               $12.125
    07/07/98                  10,200               $12.375
    07/08/98                   8,100              $12.3125

Each of the above transactions was effected on the open market through the Nasdaq National Market System.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Filed as exhibits hereto are the following:

    7.1  Revolving Loan Agreement.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 9, 1998              \s\ Bradford M. Johnson
                                ----------------------------------------------
                                Bradford M. Johnson

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